UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: March 18, 2015

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

This Form 6-K is hereby incorporated by reference into the registration statement of UBS AG on Form F-3 (Registration Number 333-200212).

This Form 6-K consists of the legal opinion which appears below.

Homburger AG

Prime Tower

Hardstrasse 201 | CH–8005 Zurich

P.O. Box 314 | CH–8037 Zurich

T +41 43 222 10 00

F +41 43 222 15 00

lawyers@homburger.ch

UBS AG

Bahnhofstrasse 45

CH-8098 Zurich

Switzerland

March 18, 2015 HAD | DUE

313423 | 3310014_1.DOCX

UBS AG - Registration Statement for Debt Securities and Warrants

(Issue Dates: March 9, 2015 to March 13, 2015)

Ladies and Gentlemen:

We, Homburger AG, have acted as special Swiss counsel to UBS AG, a corporation organized under the laws of Switzerland (the Company), in connection with the issuance by the Company, acting through its London branch (the Issuing Branch), of the securities specified in Annex 1 (collectively, the Securities) pursuant to the Company’s registration statement on Form F-3 (File Nos. 333-46930, 333-64844, 333-156695 and 333-178960) and filed with the U.S. Securities and Exchange Commission on November 14, 2014 (the Registration Statement). As such special Swiss counsel, we have been requested to give our opinion as to certain matters of Swiss law relating to the Securities.

Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Registration Statement.

I.	Basis of Opinion

This opinion is confined to and given on the basis of the laws of Switzerland in force at the date hereof. Such laws and the interpretation thereof are subject to change. In the absence of explicit statutory law, we base our opinion solely on our independent professional judgment. This opinion is also confined to the matters stated herein and the Documents (as defined below), and is not to be read as extending, by implication or otherwise, to any agreement or document referred to in any of the Documents or any other matter.

For purposes of this opinion we have not conducted any due diligence or similar investigation as to factual circumstances, which are or may be referred to in the Documents, and we express no opinion as to the accuracy of representations and warranties of facts set out in the Documents or the factual background assumed therein.

For the purpose of giving this opinion, we have only examined originals or copies of the following documents (collectively, the Documents):

(i)	an electronic copy of the Registration Statement;

(ii)	an electronic copy of each of (i) the Debt Indenture dated as of November 21, 2000, between UBS AG and U.S. Bank Trust National Association, as Trustee, as amended and supplemented by the First Supplemental Indenture dated as of February 28, 2006, between UBS AG and U.S. Bank Trust National Association, as Trustee and (ii) the Warrant Indenture dated as of July 22, 2004, between UBS AG and U.S. Bank Trust National Association, as Trustee (the Indenture);

(iii)	an electronic copy of the Amended and Restated Distribution Agreement dated November 17, 2006, among UBS AG and UBS Securities LLC and UBS Financial Services Inc., as Agents (the Distribution Agreement);

(iv)	electronic copies of the articles of association (Statuten) of the Company, in the version dated as of May 7, 2014 (the Articles);

(v)	an electronic copy of the resolutions of the Group Treasurer of the Company, dated as of November 14, 2014 (the Resolutions);

(vi)	electronic copies of the organizational regulations (Organisationsreglement) of the Company, including Annex B “Responsibilities and Authorities” thereto, in the version dated as of October 1, 2014 (the October 2014 Organizational Regulations), and the version dated as of November 26, 2014 (the November 2014 Organizational Regulations);

(vii)	an electronic copy of the “Business Regulations Corporate Center” in the version effective as of March 26, 2014 (the Business Regulations and, together with the November 2014 Organizational Regulations, the Internal Regulations);

(viii)	electronic copies of the “Delegations of Authorities for Corporate Center” valid from March 26, 2014 (the Delegation);

(ix)	an electronic copy of the Group Policy on Signing Authority 1-P-000052, Category: Legal, Compliance, Governance and Ethics, valid from July 17, 2007 / version approved August 28, 2012 / version of September 17, 2012 (the Signing Authority Policy);

(x)	an electronic copy of (A) the email dated November 1, 2011, from Gordon Kiesling to Chul Chung, IB General Counsel, attaching the memo dated November 1, 2011 (the Memo), from Gordon Kiesling to Chul Chung, IB General Counsel, regarding the request for use of digital signatures in global securities, and (B) the email from Chul Chung, IB General Counsel, to Gordon Kiesling approving the Memo (collectively, the Digital Signature Approval);

(xi)	an electronic copy of an Officers’ Certificate, executed and delivered pursuant to section 301 of the Indenture, dated November 14, 2014, including Annex A and Annex B thereto, establishing the terms of UBS’ Medium-Term Notes, Series A (the Authorized Officers’ Certificate);

(xii)	an electronic copy of

-	an Authorized Officer’s Certificate in Support of Legal Opinions dated March 9, 2015,

-	an Authorized Officer’s Certificate in Support of Legal Opinions dated March 10, 2015,

-	an Authorized Officer’s Certificate in Support of Legal Opinions dated March 11, 2015,

-	an Authorized Officer’s Certificate in Support of Legal Opinions dated March 12, 2015, and

-	an Authorized Officer’s Certificate in Support of Legal Opinions dated March 13, 2015,

(collectively, the Opinion Backup Certificates);

(xiii)	an electronic copy of

-	- (a) a Determination of an Authorized Person dated March 9, 2015, including Annex A, setting forth the terms of the USD 421,000.00 Trigger Autocallable Optimization Securities due September 13, 2016 (Linked to the common stock of FireEye, Inc.) CUSIP 90274C467, (b) a Determination of an Authorized Person dated March 9, 2015, including Annex A, setting forth the terms of the USD 497,000.00 Trigger Phoenix Autocallable Optimization Securities due March 11, 2016 (Linked to the common stock of Cornerstone OnDemand, Inc.) CUSIP 90274C517, (c) a Determination of an Authorized Person dated March 9, 2015, including Annex A, setting forth the terms of the USD 568,000.00 Trigger Phoenix Autocallable Optimization Securities due March 11, 2016 (Linked to the common stock of Cornerstone OnDemand, Inc.) CUSIP 90274C525, (d) a Determination of an Authorized Person dated March 9, 2015, including Annex A, setting forth the terms of the USD 413,000.00 Trigger Phoenix Autocallable Optimization Securities due March 13, 2017 (Linked to the shares of Market Vectors® Oil Services ETF) CUSIP 90274C442, (e) a Determination of an Authorized Person dated March 9, 2015, including Annex A, setting forth the terms of the USD 199,000.00 Trigger Phoenix Autocallable Optimization Securities due March 13, 2017 (Linked to the common stock of Puma Biotechnology, Inc.) CUSIP 90274C509, (f) a Determination of an Authorized Person dated March 9, 2015, including Annex A, setting forth the terms of the USD 125,000.00 Trigger Phoenix Autocallable Optimization Securities due March 11, 2016 (Linked to the common stock of Rite Aid Corporation) CUSIP 90274C491, (g) a Determination of an Authorized Person dated March 9, 2015, including Annex A, setting forth the terms of the USD 380,000.00 Trigger Phoenix Autocallable Optimization Securities due March 11, 2016 (Linked to the common stock of United Continental Holdings Inc.) CUSIP 90274C483, (h) a Determination of an Authorized Person dated March 9, 2015, including Annex A, setting forth the terms of the USD 193,000.00 Trigger Phoenix Autocallable Optimization Securities due March 11, 2016 (Linked to the common stock of United Rentals, Inc.) CUSIP 90274C475 and (i) a Determination of an Authorized Person dated March 9, 2015, including Annex A, setting forth the terms of the USD 200,000.00 Trigger Phoenix Autocallable Optimization Securities due March 11, 2016 (Linked to the common stock of Wynn Resorts, Limited) CUSIP 90274C459,

-	- (a) a Determination of an Authorized Person dated March 10, 2015, including Annex A, setting forth the terms of the USD 355,000.00 Airbag Yield Optimization Notes due March 10, 2016 (Linked to the common stock of Apple Inc.) CUSIP 90274C582, (b) a Determination of an Authorized Person dated March 10, 2015, including Annex A, setting forth the terms of the USD 2,100,000.00 Airbag Yield Optimization Notes due September 11, 2015 (Linked to the common stock of Cameco Corporation) CUSIP 90274C707, (c) a Determination of an Authorized Person dated March 10, 2015, including Annex A, setting forth the terms of the USD 367,700.00 Trigger Autocallable Optimization Securities due March 14, 2016 (Linked to the shares of Market Vectors® Oil Services ETF) CUSIP 90274C699, (d) a Determination of an Authorized Person dated March 10, 2015, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Performance Securities due March 12, 2020 (Linked to the shares of Energy Select Sector SPDR® Fund) CUSIP 90274C558, (e) a Determination of an Authorized Person dated March 10, 2015, including Annex A, setting forth the terms of the USD 114,500.00 Trigger Performance Securities due March 12, 2020 (Linked to the shares of iShares® S&P Latin America 40 ETF) CUSIP 90274C574, (f) a Determination of an Authorized Person dated March 10, 2015, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Performance Securities due March 12, 2020 (Linked to the shares of Utilities Select Sector SPDR® Fund) CUSIP 90274C566, (g) a Determination of an Authorized Person dated March 10, 2015, including Annex A, setting forth the terms of the USD 250,000.00 Trigger Phoenix Autocallable Optimization Securities due September 13, 2016 (Linked to the common stock of Anadarko Petroleum Corporation) CUSIP 90274C681, (h) a Determination of an Authorized Person dated March 10, 2015, including Annex A, setting forth the terms of the USD 250,000.00 Trigger Phoenix Autocallable Optimization Securities due September 13, 2016 (Linked to the common stock of Apple Inc.) CUSIP 90274C665, (i) a Determination of an Authorized Person dated March 10, 2015, including Annex A, setting forth the terms of the USD 250,000.00 Trigger Phoenix Autocallable Optimization Securities due March 14, 2016 (Linked to the common stock of Applied Materials, Inc.) CUSIP 90274C673, (j) a Determination of an Authorized Person dated March 10, 2015, including Annex A, setting forth the terms of the USD 250,000.00 Trigger Phoenix Autocallable Optimization Securities due September 13, 2016 (Linked to the common stock of Celgene Corporation) CUSIP 90274C657, (k) a Determination of an Authorized Person dated March 10, 2015, including Annex A, setting forth the terms of the USD 250,000.00 Trigger Phoenix Autocallable Optimization Securities due September 13, 2016 (Linked to the common stock of Marvell Technology Group Ltd.) CUSIP 90274C640, (l) a Determination of an Authorized Person dated March 10, 2015, including Annex A, setting forth the terms of the USD 250,000.00 Trigger Phoenix Autocallable Optimization Securities due September 13, 2016 (Linked to the common stock of PulteGroup, Inc.) CUSIP 90274C632, (m) a Determination of an Authorized Person dated March 10, 2015, including Annex A, setting forth the terms of the USD 169,000.00 Trigger Phoenix Autocallable Optimization Securities due March 14, 2016 (Linked to the common stock of Twitter, Inc.) CUSIP 90274C533, (n) a Determination of an Authorized Person dated March 10, 2015, including Annex A, setting forth the terms of the USD 250,000.00 Trigger Phoenix Autocallable Optimization Securities due September 13, 2016 (Linked to the common stock of Under Armour, Inc.) CUSIP 90274C624, (o) a Determination of an Authorized Person dated March 10, 2015, including Annex A, setting forth the terms of the USD 286,000.00 Trigger Phoenix Autocallable Optimization Securities due March 14, 2016 (Linked to the common stock of United Continental Holdings Inc.) CUSIP 90274C608, (p) a Determination of an Authorized Person dated March 10, 2015, including Annex A, setting forth the terms of the USD 250,000.00 Trigger Phoenix Autocallable Optimization Securities due September 13, 2016 (Linked to the common stock of United Continental Holdings Inc.) CUSIP 90274C616, (q) a Determination of an Authorized Person dated March 10, 2015, including Annex A, setting forth the terms of the USD 240,000.00 Trigger Phoenix Autocallable Optimization Securities due September 13, 2016 (Linked to the common stock of United Rentals, Inc.) CUSIP 90274C541 and (r) a Determination of an Authorized Person dated March 10, 2015, including Annex A, setting forth the terms of the USD 199,980.62 Trigger Yield Optimization Notes due June 11, 2015 (Linked to the common stock of Apple Inc.) CUSIP 90274C715,

-	- (a) a Determination of an Authorized Person dated March 11, 2015, including Annex A, setting forth the terms of the USD 105,000.00 Contingent Absolute Return Autocallable Optimization Securities due March 13, 2017 (Linked to the common stock of Twitter, Inc.) CUSIP 90274C731, (b) a Determination of an Authorized Person dated March 11, 2015, including Annex A, setting forth the terms of the USD 113,000.00 Trigger Autocallable Optimization Securities due March 13, 2017 (Linked to the common stock of Gilead Sciences, Inc.) CUSIP 90274C780, (c) a Determination of an Authorized Person dated March 11, 2015, including Annex A, setting forth the terms of the USD 266,000.00 Trigger Phoenix Autocallable Optimization Securities due March 13, 2017 (Linked to the common stock of Amazon.com, Inc.) CUSIP 90274C822, (d) a Determination of an Authorized Person dated March 11, 2015, including Annex A, setting forth the terms of the USD 274,000.00 Trigger Phoenix Autocallable Optimization Securities due March 13, 2017 (Linked to the common stock of Apple Inc.) CUSIP 90274C798, (e) a Determination of an Authorized Person dated March 11, 2015, including Annex A, setting forth the terms of the USD 127,000.00 Trigger Phoenix Autocallable Optimization Securities due March 13, 2017 (Linked to the common stock of Celgene Corporation) CUSIP 90274C723, (f) a Determination of an Authorized Person dated March 11, 2015, including Annex A, setting forth the terms of the USD 125,000.00 Trigger Phoenix Autocallable Optimization Securities due March 14, 2016 (Linked to the common stock of Facebook, Inc.) CUSIP 90274C764, (g) a Determination of an Authorized Person dated March 11, 2015, including Annex A, setting forth the terms of the USD 256,000.00 Trigger Phoenix Autocallable Optimization Securities due March 13, 2017 (Linked to the common stock of Facebook, Inc.) CUSIP 90274C814, (h) a Determination of an Authorized Person dated March 11, 2015, including Annex A, setting forth the terms of the USD 266,000.00 Trigger Phoenix Autocallable Optimization Securities due March 13, 2017 (Linked to the common stock of General Motors Company) CUSIP 90274C806, (i) a Determination of an Authorized Person dated March 11, 2015, including Annex A, setting forth the terms of the USD 197,000.00 Trigger Phoenix Autocallable Optimization Securities due March 14, 2016 (Linked to the common stock of Micron Technology, Inc.) CUSIP 90274C772, (j) a Determination of an Authorized Person dated March 11, 2015, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due March 13, 2017 (Linked to the common stock of United Continental Holdings Inc.) CUSIP 90274C749, (k) a Determination of an Authorized Person dated March 11, 2015, including Annex A, setting forth the terms of the USD 1,500,000.00 Trigger Phoenix Autocallable Optimization Securities due March 13, 2017 (Linked to the common stock of Walgreens Boots Alliance Inc.) CUSIP 90274C756, (l) a Written Statement and Instructions of Authorized Persons dated March 11, 2015, including Annex A, setting forth the terms of the USD 4,572,000 Airbag Autocallable Yield Optimization Notes due March 11, 2016 (Linked to the common stock of Medivation, Inc.) CUSIP 90274P435, Annex B, setting forth the terms of the USD 1,170,000 Airbag Autocallable Yield Optimization Notes due March 11, 2016 (Linked to the common stock of Palo Alto Networks, Inc.) CUSIP 90274P443 and Annex C, setting forth the terms of the USD 1,219,000 Airbag Autocallable Yield Optimization Notes due March 11, 2016 (Linked to the common stock of Range Resources Corporation) CUSIP 90274P450, (m) a Written Statement and Instructions of Authorized Persons dated March 11, 2015, including Annex A, setting forth the terms of the USD 855,400 Contingent Absolute Return Autocallable Optimization Securities due March 15, 2016 (Linked to the common stock of LinkedIn Corporation) CUSIP 90274P419 and Annex B, setting forth the terms of the USD 4,513,500 Contingent Absolute Return Autocallable Optimization Securities due March 15, 2016 (Linked to the common stock of Trinity Industries, Inc.) CUSIP 90274P427, (n) a Written Statement and Instructions of Authorized Persons dated March 11, 2015, including Annex A, setting forth the terms of the USD 9,881,260 Contingent Income Auto-Callable Securities due March 9, 2018 (Linked to the common stock of Anadarko Petroleum Corporation) CUSIP 90274P344, (o) a Written Statement and Instructions of Authorized Persons dated March 11, 2015, including Annex A, setting forth the terms of the USD 5,827,080 Contingent Income Auto-Callable Securities due March 10, 2016 (Linked to the common stock of Gilead Sciences, Inc.) CUSIP 90274P336 and (p) a Written Statement and Instructions of Authorized Persons dated March 11, 2015, including Annex A, setting forth the terms of the USD 8,908,250 Trigger Autocallable Optimization Securities due March 10, 2017 (Linked to the shares of the iShares® Russell 2000 ETF) CUSIP 90274P468,

-	- (a) a Determination of an Authorized Person dated March 12, 2015, including Annex A, setting forth the terms of the USD 149,000.00 Contingent Absolute Return Autocallable Optimization Securities due March 16, 2017 (Linked to the common stock of Amazon.com, Inc.) CUSIP 90274G146, (b) a Determination of an Authorized Person dated March 12, 2015, including Annex A, setting forth the terms of the USD 142,000.00 Contingent Absolute Return Autocallable Optimization Securities due March 16, 2017 (Linked to the common stock of Apple Inc.) CUSIP 90274G138, (c) a Determination of an Authorized Person dated March 12, 2015, including Annex A, setting forth the terms of the USD 115,000.00 Contingent Absolute Return Autocallable Optimization Securities due March 16, 2017 (Linked to the common stock of Facebook, Inc.) CUSIP 90274G153, (d) a Determination of an Authorized Person dated March 12, 2015, including Annex A, setting forth the terms of the USD 105,000.00 Contingent Absolute Return Autocallable Optimization Securities due March 16, 2017 (Linked to the common stock of General Motors Company) CUSIP 90274G161, (e) a Determination of an Authorized Person dated March 12, 2015, including Annex A, setting forth the terms of the USD 455,000.00 Trigger Phoenix Autocallable Optimization Securities due March 16, 2017 (Linked to the common stock of Barrick Gold Corporation) CUSIP 90274G104, (f) a Determination of an Authorized Person dated March 12, 2015, including Annex A, setting forth the terms of the USD 237,000.00 Trigger Phoenix Autocallable Optimization Securities due March 16, 2017 (Linked to the common stock of Barrick Gold Corporation) CUSIP 90274G112, (g) a Determination of an Authorized Person dated March 12, 2015, including Annex A, setting forth the terms of the USD 200,600.00 Trigger Phoenix Autocallable Optimization Securities due March 16, 2017 (Linked to the common stock of Celgene Corporation) CUSIP 90274C863, (h) a Determination of an Authorized Person dated March 12, 2015, including Annex A, setting forth the terms of the USD 100,600.00 Trigger Phoenix Autocallable Optimization Securities due March 16, 2017 (Linked to the common stock of Chicago Bridge & Iron Company N.V.) CUSIP 90274C871, (i) a Determination of an Authorized Person dated March 12, 2015, including Annex A, setting forth the terms of the USD 431,000.00 Trigger Phoenix Autocallable Optimization Securities due March 16, 2016 (Linked to the common stock of Cornerstone OnDemand, Inc.) CUSIP 90274G120, (j) a Determination of an Authorized Person dated March 12, 2015, including Annex A, setting forth the terms of the USD 228,100.00 Trigger Phoenix Autocallable Optimization Securities due March 16, 2017 (Linked to the common stock of United Continental Holdings Inc.) CUSIP 90274C855, (k) a Determination of an Authorized Person dated March 12, 2015, including Annex A, setting forth the terms of the USD 190,600.00 Trigger Phoenix Autocallable Optimization Securities due March 16, 2017 (Linked to the common stock of United Rentals, Inc.) CUSIP 90274C848, (l) a Determination of an Authorized Person dated March 12, 2015, including Annex A, setting forth the terms of the USD 1,999,998.52 Trigger Yield Optimization Notes due March 18, 2016 (Linked to the common stock of Cornerstone OnDemand, Inc.) CUSIP 90274C830, (m) a Determination of an Authorized Person dated March 12, 2015, including Annex A, setting forth the terms of the USD 179,999.68 Trigger Yield Optimization Notes due March 14, 2016 (Linked to the common stock of Rite Aid Corporation) CUSIP 90274C889, (n) a Written Statement and Instructions of Authorized Persons dated March 12, 2015, including Annex A, setting forth the terms of the USD 6,100,000 Contingent Income Auto-Callable Securities due March 12, 2020 (Linked to the worst performing index among the EURO STOXX 50® Index, the Russell 2000® Index and the TOPIX Index®) CUSIP 90274P476 and (o) a Written Statement and Instructions of Authorized Persons dated March 12, 2015, including Annex A, setting forth the terms of the USD 5,000,000 Contingent Income Auto-Callable Securities due March 12, 2020 (Linked to the worst performing index among the EURO STOXX 50® Index, the Russell 2000® Index and the TOPIX Index®) CUSIP 90274P484, and

-	- (a) a Written Statement and Instructions of Authorized Persons dated March 13, 2015, including Annex A, setting forth the terms of the USD 793,000 Capped Leveraged Buffered iShares® MSCI Emerging Markets ETF-Linked Notes due December 15, 2016 CUSIP 90270KEK1, (b) a Determination of an Authorized Person dated March 13, 2015, including Annex A, setting forth the terms of the USD 260,000.00 Airbag Yield Optimization Notes due September 15, 2015 (Linked to the common stock of Puma Biotechnology, Inc.) CUSIP 90274G245, (c) a Determination of an Authorized Person dated March 13, 2015, including Annex A, setting forth the terms of the USD 1,155,980.00 Trigger Autocallable Optimization Securities due March 17, 2017 (Linked to the shares of iShares® Nasdaq Biotechnology ETF) CUSIP 90274G211, (d) a Determination of an Authorized Person dated March 13, 2015, including Annex A, setting forth the terms of the USD 136,000.00 Trigger Phoenix Autocallable Optimization Securities due March 17, 2016 (Linked to the common stock of Applied Materials, Inc.) CUSIP 90274G179, (e) a Determination of an Authorized Person dated March 13, 2015, including Annex A, setting forth the terms of the USD 220,000.00 Trigger Phoenix Autocallable Optimization Securities due March 17, 2016 (Linked to the common stock of Chicago Bridge & Iron Company N.V.) CUSIP 90274G229, (f) a Determination of an Authorized Person dated March 13, 2015, including Annex A, setting forth the terms of the USD 122,000.00 Trigger Phoenix Autocallable Optimization Securities due March 17, 2016 (Linked to the common stock of Cobalt International Energy, Inc.) CUSIP 90274G195, (g) a Determination of an Authorized Person dated March 13, 2015, including Annex A, setting forth the terms of the USD 160,000.00 Trigger Phoenix Autocallable Optimization Securities due March 17, 2016 (Linked to the common stock of Cornerstone OnDemand, Inc.) CUSIP 90274G237, (h) a Determination of an Authorized Person dated March 13, 2015, including Annex A, setting forth the terms of the USD 105,000.00 Trigger Phoenix Autocallable Optimization Securities due September 19, 2016 (Linked to the common stock of United Continental Holdings Inc.) CUSIP 90274G203 and (i) a Determination of an Authorized Person dated March 13, 2015, including Annex A, setting forth the terms of the USD 750,000.00 Trigger Phoenix Autocallable Optimization Securities due March 17, 2017 (Linked to the common stock of Yahoo! Inc.) CUSIP 90274G187,

(each, a Determination and collectively, the Determinations and, together with the Opinion Backup Certificates and the Authorized Officer’s Certificates, the Officers’ Certificates);

(xiv)	electronic excerpts of the “Global directory of UBS authorized signatories”

-	as provided per e-mails from Faizah Fatema dated March 6, 2015 regarding signature authority of Hina Mehta, Sara Starkweather, Gordon S. Kiesling and Timothy Geller,

-	as provided per e-mail from Faizah Fatema dated March 11, 2015 regarding signature authority of Hina Mehta, Sara Starkweather, Gordon S. Kiesling and Timothy Geller,

-	as provided per e-mail from Faizah Fatema dated March 12, 2015 regarding signature authority of Hina Mehta, Sara Starkweather, Gordon S. Kiesling and Timothy Geller,

-	as provided per e-mail from Faizah Fatema dated March 14, 2015 regarding signature authority of Hina Mehta, Sara Starkweather, Gordon S. Kiesling and Timothy Geller,

(xv)	an electronic excerpt from the Register of Commerce for the Company dated as of March 17, 2015 (the Excerpt).

No documents have been reviewed by us in connection with this opinion other than the Documents. Accordingly, we shall limit our opinion to the Documents and their legal implications under Swiss law.

In this opinion, Swiss legal concepts are expressed in English terms and not in their original language. These concepts may not be identical to the concepts described by the same English terms as they exist under the laws of other jurisdictions. With respect to Documents governed by laws other than the laws of Switzerland, for purposes of this opinion we have relied on the plain meaning of the words and expressions contained therein without regard to any import they may have under the relevant governing law.

II.	Assumptions

For the purpose of this opinion, we have assumed the following:

(a)	all documents produced to us as originals are authentic and complete, and all documents produced to us as copies (including, without limitation, fax and electronic copies) conform to the original;

(b)	all documents produced to us as originals and the originals of all documents produced to us as copies were duly executed and certified, as applicable, in the manner and by the individuals purported to have executed or certified, as the case may be, such documents;

(c)	except as expressly opined upon herein, all information contained in the Documents is, and all material statements made to us in connection with the Documents are, true and accurate;

(d)	the Securities will be issued under the Indenture, and the issuance, offering and sale of the Securities will be conducted in the manner described in the Registration Statement, the Indenture and the Distribution Agreement;

(e)	the Securities will neither directly nor indirectly be offered or distributed in and from Switzerland or to Swiss investors having a domicile in Switzerland nor be listed on a Swiss exchange;

(f)	(i) the Securities will be executed substantially in the form as set out in the relevant Determination and will be consistent with the form of securities set out in the Authorized Officer’s Certificate and the relevant Indenture, (ii) the Securities and any documents in connection with such Securities will be duly executed in accordance with the relevant Indenture, the Resolutions (including, without limitation, the list of Authorized Officers set out in Schedule I of the Resolutions), the Officers’ Certificates, and the rank requirement and restriction of signing authority to respective Business Area and Jurisdiction set out in the Signing Authority Policy, and (iii) the terms and conditions set out in the Securities correspond and conform to the relevant Determination, Indenture and Authorized Officer’s Certificate;

(g)	the inclusion of any alternative or additional terms in any Securities that are not currently specified in the Authorized Officer’s Certificate will not (i) require the Company, acting through the Issuing Branch, to obtain any regulatory consent, authorization or approval or make any regulatory filing in order for the Issuing Branch to issue, sell and deliver such Securities, (ii) require any further corporate approval or consent, or (iii) violate mandatory provisions of Swiss law;

(h)	the Excerpt is correct, complete and up-to-date, and the Articles are in full force and effect and have not been amended;

(i)	as of the date of the Determinations, the Internal Regulations, the Delegation, the Signing Authority Policy and the Digital Signature Approval were in full force and effect and had not been amended;

(j)	as of the date of the Resolutions, the October 2014 Organizational Regulations were in full force and effect and had not been amended;

(k)	the Resolutions (including, without limitation, the list of Authorized Officers set out in Schedule I of the Resolutions) (i) have been duly resolved in meetings duly convened and otherwise in the manner set forth therein, and (ii) have not been rescinded or amended and are in full force and effect;

(l)	the Officers’ Certificates have not been rescinded or amended and are in full force and effect;

(m)	references to the “Resolutions” in the Opinion Backup Certificates are deemed to be references to the Resolutions and references to the “Officer’s Certificate” in the Determinations and the Opinion Backup Certificates are deemed to be references to the Authorized Officer’s Certificate;

(n)	in the case of any Securities and documents in connection with such Securities that have been executed using signatures that were reproduced by machine, (i) each person whose signature was reproduced by machine consented to such reproduction and (ii) such Securities qualify as the structured notes produced for the Equity Investor System for the US structured products business, as described in the Memo;

(o)	all required corporate approvals have been obtained if the aggregate initial offering price of all the securities having been issued and sold from time to time pursuant to the Resolutions (including the Securities) exceeds USD 15,000,000,000 (or its equivalent in another currency, currencies or composite currency);

(p)	the Registration Statement, the Indenture and the Distribution Agreement have been duly authorized and are in full force and effect and none of the Registration Statement, the Indenture and the Distribution Agreement has been terminated, rescinded, amended or supplemented in any way; and

(q)	the choice of the law of the State of New York as the governing law of, and the submission by the parties thereto to the non-exclusive jurisdiction of the federal and state courts in the Borough of Manhattan, The City of New York provided for in, the Indenture is valid and legally binding under the law of the State of New York.

III.	Opinion

Based on the foregoing and subject to the qualifications set out below, we are of the opinion that:

1.	All necessary corporate action by the Company related to the issuance and sale of the Securities was duly authorized in conformity with the Articles, the Internal Regulations and the Delegation as a matter of Swiss law.

2.	The choice of the law of the State of New York as the governing law of the Indenture is a valid choice of law among the parties thereto under the laws of Switzerland, and in any action brought before a court of competent jurisdiction in Switzerland, the law of the State of New York would be recognized and applied by such court to all issues for which the proper or governing law of a contract is applicable under the conflict of laws rules of Switzerland; provided, however, that (i) such choice of law may not extend to non-contractual obligations, (ii) the content of the relevant law of the State of New York may need to be proven by the relevant party, and (iii) a Swiss court would apply Swiss procedural rules.

3.	The submission by the Company to the non-exclusive jurisdiction of the federal and state courts in the Borough of Manhattan, The City of New York contained in the Indenture is valid and legally binding on it under the laws of Switzerland.

IV.	Qualifications

The above opinions are subject to the following qualifications:

(a)	The lawyers of our firm are members of the Zurich bar and do not hold themselves to be experts in any laws other than the laws of Switzerland. Accordingly, we are opining herein as to Swiss law only and we express no opinion with respect to the applicability thereto, or the effect thereon, of the laws of any other jurisdiction.

(b)	According to article 10 of the Swiss Private International Law Act of December 18, 1987, as amended (the Private International Law Act), and article 31 of the Convention on Jurisdiction and the Recognition and Enforcement of Judgments in Civil and Commercial Matters of October 30, 2007 (the Lugano Convention), Swiss courts may order preliminary measures (such as injunctions) even where they do not have jurisdiction over the substance of the matter.

(c)	Contractual submissions to a particular jurisdiction are subject to mandatory provisions on (i) the protection of consumers, insured persons and employees pursuant to the Lugano Convention, the Private International Law Act and such other international treaties by which Switzerland is bound, and (ii) enforcement proceedings that do not qualify as civil actions.

(d)	We do not express any opinion as to the validity or enforceability of the Securities, the Indenture or any other agreement or as to the accuracy or completeness of the information set out in the Registration Statement including, without limitation, the representations and warranties contained therein.

(e)	Further, we express no opinion as to banking or insurance regulatory matters or as to any commercial, accounting, calculating, auditing or other non-legal matter. Also, we express no opinion as to tax matters.

*     *     *

We have issued this opinion as of the date hereof and we assume no obligation to advise you of any changes in fact or in law that are made or brought to our attention hereafter.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

This opinion may be relied upon by the Company in connection with the issuance of the Securities. Without our prior written consent, this opinion may not be (i) used or relied upon by any other person, (ii) used or relied upon by you except in relation to the issuance of the Securities, or (iii) transmitted or disclosed to any other person except as provided in the immediately preceding paragraph.

This opinion is governed by and shall be construed in accordance with the laws of Switzerland. We confirm our understanding that all disputes arising out of or in connection with this opinion shall be subject to the exclusive jurisdiction of the courts of the Canton of Zurich, Switzerland, venue being Zurich 1.

Sincerely yours,

Homburger AG

Annex 1 to the Legal Opinion dated March 18, 2015

a)	Securities with issue date March 9, 2015

1.	USD 421,000.00 Trigger Autocallable Optimization Securities due September 13, 2016 (Linked to the common stock of FireEye, Inc.) CUSIP 90274C467, issued through UBS AG, London Branch

2.	USD 497,000.00 Trigger Phoenix Autocallable Optimization Securities due March 11, 2016 (Linked to the common stock of Cornerstone OnDemand, Inc.) CUSIP 90274C517, issued through UBS AG, London Branch

3.	USD 568,000.00 Trigger Phoenix Autocallable Optimization Securities due March 11, 2016 (Linked to the common stock of Cornerstone OnDemand, Inc.) CUSIP 90274C525, issued through UBS AG, London Branch

4.	USD 413,000.00 Trigger Phoenix Autocallable Optimization Securities due March 13, 2017 (Linked to the shares of Market Vectors® Oil Services ETF) CUSIP 90274C442, issued through UBS AG, London Branch

5.	USD 199,000.00 Trigger Phoenix Autocallable Optimization Securities due March 13, 2017 (Linked to the common stock of Puma Biotechnology, Inc.) CUSIP 90274C509, issued through UBS AG, London Branch

6.	USD 125,000.00 Trigger Phoenix Autocallable Optimization Securities due March 11, 2016 (Linked to the common stock of Rite Aid Corporation) CUSIP 90274C491, issued through UBS AG, London Branch

7.	USD 380,000.00 Trigger Phoenix Autocallable Optimization Securities due March 11, 2016 (Linked to the common stock of United Continental Holdings Inc.) CUSIP 90274C483, issued through UBS AG, London Branch

8.	USD 193,000.00 Trigger Phoenix Autocallable Optimization Securities due March 11, 2016 (Linked to the common stock of United Rentals, Inc.) CUSIP 90274C475, issued through UBS AG, London Branch

9.	USD 200,000.00 Trigger Phoenix Autocallable Optimization Securities due March 11, 2016 (Linked to the common stock of Wynn Resorts, Limited) CUSIP 90274C459, issued through UBS AG, London Branch

b)	Securities with issue date March 10, 2015

10.	USD 355,000.00 Airbag Yield Optimization Notes due March 10, 2016 (Linked to the common stock of Apple Inc.) CUSIP 90274C582, issued through UBS AG, London Branch

11.	USD 2,100,000.00 Airbag Yield Optimization Notes due September 11, 2015 (Linked to the common stock of Cameco Corporation) CUSIP 90274C707, issued through UBS AG, London Branch

12.	USD 367,700.00 Trigger Autocallable Optimization Securities due March 14, 2016 (Linked to the shares of Market Vectors® Oil Services ETF) CUSIP 90274C699, issued through UBS AG, London Branch

13.	USD 100,000.00 Trigger Performance Securities due March 12, 2020 (Linked to the shares of Energy Select Sector SPDR® Fund) CUSIP 90274C558, issued through UBS AG, London Branch

14.	USD 114,500.00 Trigger Performance Securities due March 12, 2020 (Linked to the shares of iShares® S&P Latin America 40 ETF) CUSIP 90274C574, issued through UBS AG, London Branch

15.	USD 100,000.00 Trigger Performance Securities due March 12, 2020 (Linked to the shares of Utilities Select Sector SPDR® Fund) CUSIP 90274C566, issued through UBS AG, London Branch

16.	USD 250,000.00 Trigger Phoenix Autocallable Optimization Securities due September 13, 2016 (Linked to the common stock of Anadarko Petroleum Corporation) CUSIP 90274C681, issued through UBS AG, London Branch

17.	USD 250,000.00 Trigger Phoenix Autocallable Optimization Securities due September 13, 2016 (Linked to the common stock of Apple Inc.) CUSIP 90274C665, issued through UBS AG, London Branch

18.	USD 250,000.00 Trigger Phoenix Autocallable Optimization Securities due March 14, 2016 (Linked to the common stock of Applied Materials, Inc.) CUSIP 90274C673, issued through UBS AG, London Branch

19.	USD 250,000.00 Trigger Phoenix Autocallable Optimization Securities due September 13, 2016 (Linked to the common stock of Celgene Corporation) CUSIP 90274C657, issued through UBS AG, London Branch

20.	USD 250,000.00 Trigger Phoenix Autocallable Optimization Securities due September 13, 2016 (Linked to the common stock of Marvell Technology Group Ltd.) CUSIP 90274C640, issued through UBS AG, London Branch

21.	USD 250,000.00 Trigger Phoenix Autocallable Optimization Securities due September 13, 2016 (Linked to the common stock of PulteGroup, Inc.) CUSIP 90274C632, issued through UBS AG, London Branch

22.	USD 169,000.00 Trigger Phoenix Autocallable Optimization Securities due March 14, 2016 (Linked to the common stock of Twitter, Inc.) CUSIP 90274C533, issued through UBS AG, London Branch

23.	USD 250,000.00 Trigger Phoenix Autocallable Optimization Securities due September 13, 2016 (Linked to the common stock of Under Armour, Inc.) CUSIP 90274C624, issued through UBS AG, London Branch

24.	USD 286,000.00 Trigger Phoenix Autocallable Optimization Securities due March 14, 2016 (Linked to the common stock of United Continental Holdings Inc.) CUSIP 90274C608, issued through UBS AG, London Branch

25.	USD 250,000.00 Trigger Phoenix Autocallable Optimization Securities due September 13, 2016 (Linked to the common stock of United Continental Holdings Inc.) CUSIP 90274C616, issued through UBS AG, London Branch

26.	USD 240,000.00 Trigger Phoenix Autocallable Optimization Securities due September 13, 2016 (Linked to the common stock of United Rentals, Inc.) CUSIP 90274C541, issued through UBS AG, London Branch

27.	USD 199,980.62 Trigger Yield Optimization Notes due June 11, 2015 (Linked to the common stock of Apple Inc.) CUSIP 90274C715, issued through UBS AG, London Branch

c)	Securities with issue date March 11, 2015

28.	USD 105,000.00 Contingent Absolute Return Autocallable Optimization Securities due March 13, 2017 (Linked to the common stock of Twitter, Inc.) CUSIP 90274C731, issued through UBS AG, London Branch

29.	USD 113,000.00 Trigger Autocallable Optimization Securities due March 13, 2017 (Linked to the common stock of Gilead Sciences, Inc.) CUSIP 90274C780, issued through UBS AG, London Branch

30.	USD 266,000.00 Trigger Phoenix Autocallable Optimization Securities due March 13, 2017 (Linked to the common stock of Amazon.com, Inc.) CUSIP 90274C822, issued through UBS AG, London Branch

31.	USD 274,000.00 Trigger Phoenix Autocallable Optimization Securities due March 13, 2017 (Linked to the common stock of Apple Inc.) CUSIP 90274C798, issued through UBS AG, London Branch

32.	USD 127,000.00 Trigger Phoenix Autocallable Optimization Securities due March 13, 2017 (Linked to the common stock of Celgene Corporation) CUSIP 90274C723, issued through UBS AG, London Branch

33.	USD 125,000.00 Trigger Phoenix Autocallable Optimization Securities due March 14, 2016 (Linked to the common stock of Facebook, Inc.) CUSIP 90274C764, issued through UBS AG, London Branch

34.	USD 256,000.00 Trigger Phoenix Autocallable Optimization Securities due March 13, 2017 (Linked to the common stock of Facebook, Inc.) CUSIP 90274C814, issued through UBS AG, London Branch

35.	USD 266,000.00 Trigger Phoenix Autocallable Optimization Securities due March 13, 2017 (Linked to the common stock of General Motors Company) CUSIP 90274C806, issued through UBS AG, London Branch

36.	USD 197,000.00 Trigger Phoenix Autocallable Optimization Securities due March 14, 2016 (Linked to the common stock of Micron Technology, Inc.) CUSIP 90274C772, issued through UBS AG, London Branch

37.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due March 13, 2017 (Linked to the common stock of United Continental Holdings Inc.) CUSIP 90274C749, issued through UBS AG, London Branch

38.	USD 1,500,000.00 Trigger Phoenix Autocallable Optimization Securities due March 13, 2017 (Linked to the common stock of Walgreens Boots Alliance Inc.) CUSIP 90274C756, issued through UBS AG, London Branch

39.	USD 4,572,000 Airbag Autocallable Yield Optimization Notes due March 11, 2016 (Linked to the common stock of Medivation, Inc.) CUSIP 90274P435, issued through UBS AG, London Branch

40.	USD 1,170,000 Airbag Autocallable Yield Optimization Notes due March 11, 2016 (Linked to the common stock of Palo Alto Networks, Inc.) CUSIP 90274P443, issued through UBS AG, London Branch

41.	USD 1,219,000 Airbag Autocallable Yield Optimization Notes due March 11, 2016 (Linked to the common stock of Range Resources Corporation) CUSIP 90274P450, issued through UBS AG, London Branch

42.	USD 855,400 Contingent Absolute Return Autocallable Optimization Securities due March 15, 2016 (Linked to the common stock of LinkedIn Corporation) CUSIP 90274P419, issued through UBS AG, London Branch

43.	USD 4,513,500 Contingent Absolute Return Autocallable Optimization Securities due March 15, 2016 (Linked to the common stock of Trinity Industries, Inc.) CUSIP 90274P427, issued through UBS AG, London Branch

44.	USD 9,881,260 Contingent Income Auto-Callable Securities due March 9, 2018 (Linked to the common stock of Anadarko Petroleum Corporation) CUSIP 90274P344, issued through UBS AG, London Branch

45.	USD 5,827,080 Contingent Income Auto-Callable Securities due March 10, 2016 (Linked to the common stock of Gilead Sciences, Inc.) CUSIP 90274P336, issued through UBS AG, London Branch

46.	USD 8,908,250 Trigger Autocallable Optimization Securities due March 10, 2017 (Linked to the shares of the iShares® Russell 2000 ETF) CUSIP 90274P468, issued through UBS AG, London Branch

d)	Securities with issue date March 12, 2015

47.	USD 149,000.00 Contingent Absolute Return Autocallable Optimization Securities due March 16, 2017 (Linked to the common stock of Amazon.com, Inc.) CUSIP 90274G146, issued through UBS AG, London Branch

48.	USD 142,000.00 Contingent Absolute Return Autocallable Optimization Securities due March 16, 2017 (Linked to the common stock of Apple Inc.) CUSIP 90274G138, issued through UBS AG, London Branch

49.	USD 115,000.00 Contingent Absolute Return Autocallable Optimization Securities due March 16, 2017 (Linked to the common stock of Facebook, Inc.) CUSIP 90274G153, issued through UBS AG, London Branch

50.	USD 105,000.00 Contingent Absolute Return Autocallable Optimization Securities due March 16, 2017 (Linked to the common stock of General Motors Company) CUSIP 90274G161, issued through UBS AG, London Branch

51.	USD 455,000.00 Trigger Phoenix Autocallable Optimization Securities due March 16, 2017 (Linked to the common stock of Barrick Gold Corporation) CUSIP 90274G104, issued through UBS AG, London Branch

52.	USD 237,000.00 Trigger Phoenix Autocallable Optimization Securities due March 16, 2017 (Linked to the common stock of Barrick Gold Corporation) CUSIP 90274G112, issued through UBS AG, London Branch

53.	USD 200,600.00 Trigger Phoenix Autocallable Optimization Securities due March 16, 2017 (Linked to the common stock of Celgene Corporation) CUSIP 90274C863, issued through UBS AG, London Branch

54.	USD 100,600.00 Trigger Phoenix Autocallable Optimization Securities due March 16, 2017 (Linked to the common stock of Chicago Bridge & Iron Company N.V.) CUSIP 90274C871, issued through UBS AG, London Branch

55.	USD 431,000.00 Trigger Phoenix Autocallable Optimization Securities due March 16, 2016 (Linked to the common stock of Cornerstone OnDemand, Inc.) CUSIP 90274G120, issued through UBS AG, London Branch

56.	USD 228,100.00 Trigger Phoenix Autocallable Optimization Securities due March 16, 2017 (Linked to the common stock of United Continental Holdings Inc.) CUSIP 90274C855, issued through UBS AG, London Branch

57.	USD 190,600.00 Trigger Phoenix Autocallable Optimization Securities due March 16, 2017 (Linked to the common stock of United Rentals, Inc.) CUSIP 90274C848, issued through UBS AG, London Branch

58.	USD 1,999,998.52 Trigger Yield Optimization Notes due March 18, 2016 (Linked to the common stock of Cornerstone OnDemand, Inc.) CUSIP 90274C830, issued through UBS AG, London Branch

59.	USD 179,999.68 Trigger Yield Optimization Notes due March 14, 2016 (Linked to the common stock of Rite Aid Corporation) CUSIP 90274C889, issued through UBS AG, London Branch

60.	USD 6,100,000 Contingent Income Auto-Callable Securities due March 12, 2020 (Linked to the worst performing index among the EURO STOXX 50® Index, the Russell 2000® Index and the TOPIX Index®) CUSIP 90274P476, issued through UBS AG, London Branch

61.	USD 5,000,000 Contingent Income Auto-Callable Securities due March 12, 2020 (Linked to the worst performing index among the EURO STOXX 50® Index, the Russell 2000® Index and the TOPIX Index®) CUSIP 90274P484, issued through UBS AG, London Branch

e)	Securities with issue date March 13, 2015

62.	USD 793,000 Capped Leveraged Buffered iShares® MSCI Emerging Markets ETF-Linked Notes due December 15, 2016 CUSIP 90270KEK1, issued through UBS AG, London Branch

63.	USD 260,000.00 Airbag Yield Optimization Notes due September 15, 2015 (Linked to the common stock of Puma Biotechnology, Inc.) CUSIP 90274G245, issued through UBS AG, London Branch

64.	USD 1,155,980.00 Trigger Autocallable Optimization Securities due March 17, 2017 (Linked to the shares of iShares® Nasdaq Biotechnology ETF) CUSIP 90274G211, issued through UBS AG, London Branch

65.	USD 136,000.00 Trigger Phoenix Autocallable Optimization Securities due March 17, 2016 (Linked to the common stock of Applied Materials, Inc.) CUSIP 90274G179, issued through UBS AG, London Branch

66.	USD 220,000.00 Trigger Phoenix Autocallable Optimization Securities due March 17, 2016 (Linked to the common stock of Chicago Bridge & Iron Company N.V.) CUSIP 90274G229, issued through UBS AG, London Branch

67.	USD 122,000.00 Trigger Phoenix Autocallable Optimization Securities due March 17, 2016 (Linked to the common stock of Cobalt International Energy, Inc.) CUSIP 90274G195, issued through UBS AG, London Branch

68.	USD 160,000.00 Trigger Phoenix Autocallable Optimization Securities due March 17, 2016 (Linked to the common stock of Cornerstone OnDemand, Inc.) CUSIP 90274G237, issued through UBS AG, London Branch

69.	USD 105,000.00 Trigger Phoenix Autocallable Optimization Securities due September 19, 2016 (Linked to the common stock of United Continental Holdings Inc.) CUSIP 90274G203, issued through UBS AG, London Branch

70.	USD 750,000.00 Trigger Phoenix Autocallable Optimization Securities due March 17, 2017 (Linked to the common stock of Yahoo! Inc.) CUSIP 90274G187, issued through UBS AG, London Branch

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Kiye Sakai
Name: Kiye Sakai
Title: Managing Director

By:	/s/ Sarah Starkweather
Name: Sarah Starkweather
Title: Executive Director

Date: 18th March 2015